UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders of BANCO BILBAO VIZCAYA ARGENTARIA, S.A., Held on March 11, 2016 RESOLUTION PASSED

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The full text of the resolutions adopted is hereby included:

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.	Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending December 31, 2015, as well as the consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

Confer authority on the Executive Chairman, Mr. Francisco González Rodríguez, and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated annual financial statements, management reports and auditors’ reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

1.2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2015, for the sum of €2,863,610,105.77 (two billion, eight hundred and sixty-three million, six hundred and ten thousand, one hundred and five euros and seventy-seven cents) as follows:

•	The sum of €19,143,430.05 (nineteen million, one hundred and forty-three thousand, four hundred and thirty euros, and five cents) is allocated to provision the legal reserve.

•	The sum of €1,013,753,450.40 (one billion, thirteen million, seven hundred and fifty-three thousand, four hundred and fifty euros, and forty cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year´s dividend, pursuant to the resolutions adopted by the Bank’s Board of Directors at its meetings held on July 1st and December 22nd, 2015. In this respect, it is resolved to ratify, insofar as necessary, the aforementioned Board of Director´s resolutions approving the pay-out of interim dividends for 2015.

•	The sum of €130,587,153.42 (one hundred and thirty million, five hundred and eighty-seven thousand, one hundred and fifty-three euros, and forty-two cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting held on March 13th, 2015, under agenda items 4.1 and 4.2, for the implementation of the shareholder remuneration system called “Dividend Option”.

•	The sum of €211,927,256.71 (two hundred and eleven million, nine hundred and twenty-seven thousand, two hundred and fifty-six euros, and seventy-one cents) is allocated to the payment made in 2015 corresponding to the distributions on the Additional Tier 1 Capital instruments issued in May 2013, February 2014 and February 2015.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The remaining profit, i.e. the amount of €1,488,198,815.19 (one billion four hundred and eighty-eight million, one hundred and ninety-eight thousand, eight hundred and fifteen euros, and nineteen cents) is allocated to provision the Company’s voluntary reserves.

1.3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2015.

RESOLUTIONS UNDER AGENDA ITEM TWO

Under this agenda item, after receiving a favorable report from the Appointments Committee, the General Meeting approved the re-election, for the statutory term, of Mr. Francisco González Rodríguez as member of the Board of Directors, in his capacity as executive director.

With the favorable report from the Appointments Committee, the General Meeting approved the ratification of the resolution adopted by the Board of Directors at its meeting held on May 4, 2015, by which Mr. Carlos Torres Vila was co-opted as member of the Bank’s Board of Directors with the status of executive director, and his appointment, for the statutory term, as a member of the Board of Directors, with the status of executive director.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, the General Meeting approved the appointment, for the statutory term, of Mr. James Andrew Stott and Mr. Sunir Kumar Kapoor as new members of the Board of Directors as independent directors to cover the vacancies that have been left by Mr. Ramón Bustamante y de la Mora and Mr. Ignacio Ferrero Jordi at this Annual General Meeting.

All re-elections and appointments approved by the General Meeting are provided with an explanatory report by the Board of Directors, as required by section 529 decies, of the Corporate Enterprises Act and, in the case of the proposed re-election of Mr. González Rodríguez and the proposal for the ratification and appointment of Mr. Torres Vila, are accompanied by the favourable report of the Appointments Committee. These reports have been made available to the shareholders since the notice of the Annual General Meeting was published.

Consequently, the General Meeting has adopted the following resolution:

2.1.	Re-elect to seat as executive director on the Board of Directors for the three-year term Mr. Francisco González Rodríguez, of legal age, married, a Spanish national and domiciled for these purposes at Calle Azul nº 4, Madrid.

2.2.	Ratify the resolution adopted by the Board of Directors at its meeting held on May 4, 2015, by which Mr. Carlos Torres Vila, of legal age, married, a Spanish national and domiciled for these purpose at Calle Azul nº 4, Madrid, was co-opted as a member of the Board of Directors as an executive director, and appoint him, for the statutory three-year term, as an executive director of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.3.	Appoint to seat as independent director on the Board of Directors for the three-year term Mr. James Andrew Stott, of legal age, married, a British national, domiciled for these purposes at Calle Azul nº 4, Madrid and with current foreigner ID number X0269318B.

2.4.	Appoint to seat as independent director on the Board of Directors for the three-year term Mr. Sunir Kumar Kapoor, of legal age, married, a U.S. national, domiciled for these purposes at Calle Azul nº 4, Madrid and with current U.S. passport number 469334505.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, it has been established in 15 the number of members of the Board of Directors of Banco Bilbao Vizcaya Argentaria S.A.

RESOLUTIONS UNDER AGENDA ITEM THREE

3.1 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €900,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €900,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.2 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)

To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

3.3 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.

Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

3.4 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

1. To extend for an additional five-year period from the date of holding of this Annual General Meeting the term established for the remuneration system for non-executive directors of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter “BBVA”), based on the deferred distribution of BBVA shares, which was approved through a resolution of the Annual General Meeting held on March 18, 2006 under item Eight of its agenda, and extended by an additional five years through a resolution of the Annual General Meeting held on March 11, 2011 under item Eight of its agenda (hereinafter the “System of Remuneration with deferred delivery of shares” or the “System”), and increase the maximum number of shares to be distributed as set out in those resolutions, maintaining in all the other terms and conditions established in said resolution. All in accordance with article 33 bis of the BBVA Bylaws and the Policy on the remuneration of BBVA directors, as follows:

(a)	Description: The remuneration system with deferred distribution of shares consists in the annual allocation to non-executive Bank directors, as part of their remuneration, of a number of “theoretical shares” of BBVA, which are to be effectively handed over, as the case may be, on the date on which they cease to be directors for any reason other than a serious breach of their duties.

For these purposes, a number of “theoretical shares” will be allotted to non-executive directors who are determined to be eligible as System beneficiaries by the Bank’s Board of Directors, for a value equivalent to 20% of the total remuneration received in the previous year according to the average closing prices of BBVA shares during the sixty (60) trading sessions prior to the dates of the respective Ordinary General Meetings of Shareholders approving the financial statements corresponding to the years covered by the System.

(b)	Beneficiaries: The remuneration System with deferred distribution of shares is designed for non-executive directors of BBVA serving in such a capacity at any given time and who are appointed as beneficiaries by the Board of Directors.

(c)	Duration: The duration of the System established initially in the resolution of the Annual General Meeting held on March 18, 2006 as five years and extended through a resolution of the Annual General Meeting held on March 11, 2011 for an additional five years, is extended for an additional five-year period from the date of holding of this Annual General Meeting, notwithstanding the partial settlements made under the terms and conditions set out in the preceding section a), and the fact that the remuneration System with deferred distribution of shares may be extended again through a resolution of the Annual General Meeting.

(d)	Number of shares: The number of shares established for the System by a resolution of the Annual General Meetings held on March 18, 2006 and March

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

11, 2011 (1,000,000 shares) is increased by an additional 600,000 ordinary BBVA shares, representing 0.01% of the share capital on the date of this resolution. Therefore, the total number of shares allotted to the System since its implementation in 2006 will be 1,600,000, representing 0.03% of the Bank’s share capital on the date of this resolution.

(e)	Coverage: The Company may use shares comprising its treasury stock to cover the System, or may use another suitable financial system that the Company may determine.

2.- To empower the Company’s Board of Directors such that, pursuant to with article 249 of the Corporate Enterprises Act, it may replace the powers that have been delegated to it by the Annual General Meeting in relation to the previous resolutions in favor of the Executive Committee, with express powers to replace the Executive Chairman of the Board of Directors, the CEO or any other director or proxy of the Company and to develop, formalize and dispose for the execution and settlement of the Remuneration System with deferred delivery of shares, adopting any resolutions that may be necessary for this, and in particular, but in no way limited to the following:

(a)	Appointing the beneficiaries of the remuneration System with deferred distribution of shares at any given time and determining the number of “theoretical shares” allotted to each one under the terms of this resolution.

(b)	Developing and setting the specific conditions of the System in those aspects not provided for in this resolution.

(c)	Authorizing to execute counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(d)	Adapting the System’s content to the corporate circumstances or transactions that may arise during its validity should an event occur that in its opinion significantly affects the goals and basic conditions established initially.

RESOLUTIONS UNDER AGENDA ITEM FIVE

To re-elect Deloitte, S.L., with registered address in Madrid, at Plaza Pablo Ruiz Picasso, nº 1 - Torre Picasso and company tax code B-79104469, filed under number S-0692 in the Spanish Official Registry of Account Auditors, and registered in the Madrid Business Registry under volume 13650, folio 188, section 8, sheet M-54414, as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2016.

RESOLUTIONS UNDER AGENDA ITEM SIX

To confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary powers, as broad as required under law, to establish, interpret,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorizations or filings from the Bank of Spain, the European Central Bank, the Ministries of the Economy & Competitiveness and of Finance & Public Administrations, the CNMV (Spain´s National Securities Market Commission), the entity tasked with the recording of book entries, the Business Registry, or any public or private body, whether Spanish or non-Spanish.

Moreover, to confer authority on the Executive Chairman, Mr. Francisco González Rodríguez; the CEO, Mr. Carlos Torres Vila; and the Company Secretary and Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Business Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Companies Registry.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

To approve, on a consultative basis, the Annual Report on the Remuneration of Banco Bilbao Vizcaya Argentaria, S.A. Directors, which has been made available to shareholders together with the rest of the documents relating to this General Meeting as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 14, 2016	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized Representative

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.